SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on November 9, 2026.

By letter dated November 9, 2026, the company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the fiscal year	in million ARS
	09/30/2026	09/30/2025
Results of the fiscal year (Three month period)	26,331	146,866
Attributable to:
Shareholders of the controlling company	2,655	49,133
Non-controlling interest	23,676	97,733

2. Other comprehensive income for the fiscal year	in million ARS
	09/30/2026	09/30/2025
Other comprehensive income for the fiscal year (Three month period)	(52,956)	78,002
Attributable to:
Shareholders of the controlling company	(18,879)	27,509
Non-controlling interest	(34,077)	50,493

3. Total comprehensive income for the fiscal year	in million ARS
	09/30/2026	09/30/2025
Total comprehensive income for the fiscal year (Three month period)	(26,625)	224,868
Attributable to:
Shareholders of the controlling company	(16,224)	76,642
Non-controlling interest	(10,401)	148,226

4. Equity details	in million ARS
	09/30/2026	09/30/2025
Share Capital	707	625
Treasury shares	2	7
Comprehensive adjustment of capital stock and of treasury shares	401,969	401,958
Warrants	-	25,672
Share Premium	585,050	533,507
Premium for trading of treasury shares	(57,368)	(44,256)
Legal Reserve	67,788	61,069
Special Reserve (Resolution CNV 609/12)	371,851	369,259
Cost of treasury share	(2,608)	(15,846)
Conversion reserve	(62,922)	(10,237)
Reserve for securities issued by the Company acquisition	3,865	3,865
Other reserves Retained earnings	46,212 169,990	(41,345) 163,278
Shareholders’ Equity attributable to controlling company’s shareholders	1,524,536	1,447,556
Non-controlling interest	1,780,775	1,920,253
Total shareholders's equity	3,305,311	3,367,809

Pursuant to Article 63, last paragraph, of the aforementioned Regulations, we report that, as of the closing date of the financial statements, the Company’s capital stock amounted to ARS 709,308,309 (including treasury shares), represented by 709,308,309 registered, non-endorsable ordinary shares with a par value of ARS 1 each and entitled to one vote each, all of which are duly registered as of the date hereof. Total shares outstanding amounted to 709,251,964.

The Company's market capitalization as of September 30, 2026, was approximately USD 736.6 million (70,930,830 ADS with a price per ADS of USD  10.38).

As of September 30, 2026, the Company’s principal shareholder and beneficial owner is Eduardo Sergio Elsztain. Direct and indirectly, through the vehicles Inversiones Financieras del Sur S.A (IFISA), Agroinvestment S.A. and Consultores Venture Capital Uruguay S.A. (CVCU), Eduardo Sergio Elsztain owns 278,159,391 shares, accounting for 39.22% of the share capital (net of treasury shares). Eduardo Sergio Elsztain is domiciled at Bolivar 108, 1st floor, Buenos Aires City Center, IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay, Agroinvestment S.A. is a company incorporated and domiciled at Zabala 1422, piso 2, Montevideo, Uruguay and CVCU is a company incorporated and domiciled at Ruta 8, km 17,500, Edificio Zonamérica 1, Office 106, Montevideo, Uruguay.

In addition, we report that as of September 30, 2026, after deducting Eduardo Sergio Elsztain's  direct and indirect holdings through IFISA, Agroinvestment S.A. and CVCU, and the treasury shares, the remaining shareholders held 431,092,573 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 60.78% of the issued and subscribed capital stock (subtracting treasury shares).

Below are the highlights for the First Quarter of the Fiscal Year ended September 30, 2026:

●
Net income for the first quarter of fiscal year 2027 amounted to ARS 26,331 million, compared to a profit of ARS 146,866 million in the same quarter of 2026. This lower result was mainly explained by losses from changes in the fair value of investment properties in the urban real estate business (IRSA).

●
Adjusted EBITDA for the period reached ARS 130,401 million, 66.4% higher than in the same period of 2026. Adjusted EBITDA from the agricultural business segments amounted to ARS 49,194 million, while the urban properties and investments business (through IRSA) contributed ARS 84,016 million.

●
The 2027 regional agricultural campaign is beginning with an increase in planted area and favorable production prospects, amid weather conditions associated with the El Niño phenomenon. We expect to plant approximately 324,000 hectares across the region, 3.3% more than in the 2026 campaign   .

●
Our subsidiary BrasilAgro completed the sale of a 2,593-hectare portion (1,753 productive hectares) of the “Rio do Meio” farm for a nominal amount of BRL 96.4 million.

●
The cattle business recorded relatively stable cattle prices during the quarter, with tighter margins.

●
On October 22, 2026, the Shareholders' Meeting approved a dividend distribution of ARS 116,000 million, consisting of ARS 81,200 million in cash and ARS 34,800 million in IRSA shares (~9% dividend yield).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
November 9, 2026
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